UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

AURIZON MINES LTD.

(Name of Subject Company (Issuer))

ALAMOS GOLD INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada

M5H 3P5

(416) 368-9932

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Mile T. Kurta

(212) 880-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 Attention: Mile T. Kurta (212) 880-6000	Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario M5K 1N2 Attention: Kevin M. Morris (416) 865-0040

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO filed on January 14, 2013 (as amended, the “Schedule TO”) by Alamos Gold Inc., a corporation existing under the laws of British Columbia (“Alamos”).

The Schedule TO relates to the offer to purchase (the “Offer”) by Alamos for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos and its affiliates. The Offer is subject to the terms and conditions set forth in Alamos’ Offer and Circular dated January 14, 2013 (the “Offer and Circular”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO.

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule TO.

General

The second paragraph on the cover page of the Offer and Circular is hereby deleted in its entirety.

Item 1. Summary Term Sheet.

The section entitled “Summary Term Sheet” in the Offer and Circular is hereby amended to include the following paragraphs after the third paragraph on page IV of the Offer and Circular:

“If Alamos elects to provide a Subsequent Offering Period, Alamos will publicly announce the Subsequent Offering Period and, if required by applicable Law, Alamos will mail you a notice of the Subsequent Offering Period. Furthermore, in accordance with Rule 14d-11(d) under the U.S. Exchange Act, if it elects to provide a Subsequent Offering Period, Alamos will announce the results of the Offer, including the approximate number and percentage of Common Shares deposited to date, no later than 9:00 a.m. Eastern time on the next business day after the Expiry Time and will immediately begin the Subsequent Offering Period.

The factors that could affect Alamos’ decision as to whether it will elect to provide a Subsequent Offering Period include, without limitation, (i) the number of Common Shares that have been validly tendered to the Offer and not withdrawn prior to the Expiry Time (the “Tendered Shares”), (ii) whether Alamos can effect a Compulsory Acquisition (as defined below) or Subsequent Acquisition Transaction (as defined below) after the Expiry Time and, in particular, whether the number of Tendered Shares, together with the Common Shares held by Alamos and its affiliates, represents not less than 90% or 66 2/3% of the issued and outstanding Common Shares (calculated on a fully diluted basis), (iii) the conditions to the Offer being satisfied, and (iv) discussions with its financial and legal advisors regarding the feasibility of a Subsequent Offering Period, a Compulsory Acquisition and/or a Subsequent Acquisition Transaction. Alamos would commence the Subsequent Offering Period, if any, after the announcement of the results of the Offer in accordance with Rule 14d-11(d) under the U.S. Exchange Act.”

The section entitled “Summary” in the Offer and Circular is hereby amended to include the following paragraphs after the first paragraph under the heading “The Offer” on page i of the Offer and Circular:

“Shareholders may not elect to receive a mix of cash and Alamos Shares as consideration for their Common Shares. The maximum amount of cash payable by Alamos pursuant to the Offer shall not exceed $305,000,000 and the maximum number of Alamos Shares issuable by Alamos pursuant to the Offer shall not exceed 23,500,000. As described in more detail in Section 1 of the Offer, “The Offer”, the consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Common Shares acquired in proportion to the number of Common Shares to which the Offer relates. Therefore, due to pro-ration and the maximum amount of cash relative to the maximum amount of Alamos Shares available under the Offer on each Take-Up Date, if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the amount of cash that a Shareholder electing the Cash Alternative will receive will be pro-rated. Similarly, if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the number of Alamos Shares that a Shareholder electing the Share Alternative will receive will be pro-rated.

The only scenario where a Shareholder electing the Cash Alternative would not have its share of the cash component of the Offer consideration be pro-rated would be if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Cash Consideration. Similarly, the only scenario where a Shareholder electing the Share Alternative would not have its share of the Alamos Shares component of the Offer consideration be pro-rated would be if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Share Consideration.”

The first sentence of the paragraph entitled “Opportunity to Elect Consideration” on page iii of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

“The Offer provides Shareholders with the opportunity to determine the consideration that they receive under the Offer, either the Cash Alternative or the Share Alternative, subject in each case to pro-ration as more fully described in Section 1 of the Offer, “The Offer”.”

The paragraph entitled “Opportunity to Elect Consideration” on page iii of the Offer and Circular is hereby amended to include the following sentences after the last sentence of the paragraph:

“However, due to pro-ration and the maximum amount of cash relative to the maximum amount of Alamos Shares available under the Offer on each Take-Up Date, if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the amount of cash that a Shareholder electing the Cash Alternative will receive will be pro-rated. Similarly, if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the number of Alamos Shares that a Shareholder electing the Share Alternative will receive will be pro-rated. The only scenario where a Shareholder electing the Cash Alternative would not have its share of the cash component of the Offer consideration be pro-rated would be if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Cash Consideration. Similarly, the only scenario where a Shareholder electing the Share Alternative would not have its share of the Alamos Shares component of the Offer consideration be pro-rated would be if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Share Consideration.”

The section entitled “The Offer” in the Offer and Circular is hereby amended to include the following paragraphs after the first paragraph under the heading “1. The Offer” on page 1 of the Offer and Circular:

“The Offer is made only for Common Shares, and is not made for any other securities. Shareholders may not elect to receive a mix of cash and Alamos Shares as consideration for their Common Shares. The maximum amount of cash payable by Alamos pursuant to the Offer shall not exceed $305,000,000 and the maximum number of Alamos Shares issuable by Alamos pursuant to the Offer shall not exceed 23,500,000. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Common Shares acquired in proportion to the number of Common Shares to which the Offer relates. Therefore, due to pro-ration and the maximum amount of cash relative to the maximum amount of Alamos Shares available under the Offer on each Take-Up Date, if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the amount of cash that a Shareholder electing the Cash Alternative will receive will be pro-rated. Similarly, if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the number of Alamos Shares that a Shareholder electing the Share Alternative will receive will be pro-rated.

The only scenario where a Shareholder electing the Cash Alternative would not have its share of the cash component of the Offer consideration be pro-rated would be if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Cash Consideration. Similarly, the only scenario where a Shareholder electing the Share Alternative would not have its share of the Alamos Shares component of the Offer consideration be pro-rated would be if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Share Consideration.”

The section entitled “The Offer” in the Offer and Circular is hereby amended to include the following paragraphs after the first paragraph following paragraph (d) on page 2 of the Offer and Circular:

“However, due to pro-ration and the maximum amount of cash relative to the maximum amount of Alamos Shares available under the Offer on each Take-Up Date, if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the amount of cash that a Shareholder electing the Cash Alternative will receive will be pro-rated. Similarly, if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the number of Alamos Shares that a Shareholder electing the Share Alternative will receive will be pro-rated.

The only scenario where a Shareholder electing the Cash Alternative would not have its share of the cash component of the Offer consideration be pro-rated would be if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Cash Consideration. Similarly, the only scenario where a Shareholder electing the Share Alternative would not have its share of the Alamos Shares component of the Offer consideration be pro-rated would be if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Share Consideration.”

The section entitled “The Offer” in the Offer and Circular is hereby amended to include the following paragraphs in front of the first sentence on page 4 of the Offer and Circular:

“If Alamos elects to provide a Subsequent Offering Period, Alamos will publicly announce the Subsequent Offering Period and, if required by applicable Law, Alamos will mail you a notice of the Subsequent Offering Period.

The factors that could affect Alamos’ decision as to whether it will elect to provide a Subsequent Offering Period include, without limitation, (i) the number of Tendered Shares, (ii) whether Alamos can effect a Compulsory Acquisition (as defined below) or Subsequent Acquisition Transaction (as defined below) after the Expiry Time and, in particular, whether the number of Tendered Shares, together with the Common Shares held by Alamos and its affiliates, represents not less than 90% or 66 2/3% of the issued and outstanding Common Shares (calculated on a fully diluted basis), (iii) the conditions to the Offer being satisfied, and (iv) discussions with its financial and legal advisors regarding the feasibility of a Subsequent Offering Period, a Compulsory Acquisition and/or a Subsequent Acquisition Transaction. Alamos would commence the Subsequent Offering Period, if any, after the announcement of the results of the Offer in accordance with Rule 14d-11(d) under the U.S. Exchange Act.”

The section entitled “The Offer” in the Offer and Circular is hereby amended by deleting the second sentence of the fifth paragraph on page 6 of the Offer and Circular in its entirety and replacing it with the following sentence:

“Alamos reserves the right to reject any and all deposits that it determines not to be in proper form.”

The Offer and Circular is hereby amended by deleting the term “entities” in its entirety and replacing it with “Entities” in (i) paragraphs (b) and (b)(ii) on page 8 of the Offer and Circular; (ii) paragraphs (b)(vi), (b)(vii), (b)(viii), (b)(ix), (b)(xi) and (b)(xiv) on page 9 of the Offer and Circular; (iii) paragraphs (e)(ii), (e)(iii), (g) and (i) on page 10 of the Offer and Circular; (iv) paragraphs (j), (k), (l) and (m) on page 18 of the Offer and Circular; (v) the first sentence under the heading “12. Other Terms of the Offer” on page 18 of the Offer and Circular; (vi) the second paragraph on page 18 of the Offer and Circular; (vii) the last paragraph on page 36 of the Offer and Circular; and (viii) the definition of “entities” on page 67 of the Offer and Circular.

The section entitled “The Offer” in the Offer and Circular is hereby amended by deleting the last sentence of the second paragraph under the heading “Take-up of and Payment for Deposited Common Shares” on page 13 of the Offer and Circular in its entirety.

The first sentence of the third paragraph on page 22 of the Offer and Circular is hereby deleted in its entirety and replaced with:

“Through a series of resolutions passed on November 1, 2012, November 15, 2012 and December 4, 2012, the board of directors of Alamos authorized management to acquire Common Shares on the TSX if such Common Shares were obtainable under normal market conditions.”

The first sentence of the paragraph entitled “Opportunity to Elect Consideration” on page 23 of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

“The Offer provides Shareholders with the opportunity to determine the consideration that they receive under the Offer, either the Cash Alternative or the Share Alternative, subject in each case to pro-ration as more fully described in Section 1 of the Offer, “The Offer”.”

The paragraph entitled “Opportunity to Elect Consideration” on page 23 of the Offer and Circular is hereby amended to include the following sentences after the last sentence of the paragraph:

“However, due to pro-ration and the maximum amount of cash relative to the maximum amount of Alamos Shares available under the Offer on each Take-Up Date, if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the amount of cash that a Shareholder electing the Cash Alternative will receive will be pro-rated. Similarly, if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the number of Alamos Shares that a Shareholder electing the Share Alternative will receive will be pro-rated. The only scenario where a Shareholder electing the Cash Alternative would not have its share of the cash component of the Offer consideration be pro-rated would be if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Cash Consideration. Similarly, the only scenario where a Shareholder electing the Share Alternative would not have its share of the Alamos Shares component of the Offer consideration be pro-rated would be if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Share Consideration.”

The first paragraph under the heading “6. Share Purchase Agreements” on page 24 of the Offer and Circular is deleted in its entirety and replaced with the following:

“The following is a summary only of the material provisions of the Share Purchase Agreements (as defined herein) and is qualified in its entirety by reference to the Share Purchase Agreements, which will be filed with the Canadian securities regulatory authorities and the SEC and be publicly available under Aurizon’s profile on the SEDAR website at www.sedar.com and on the SEC’s website at www.sec.gov.”

The section entitled “The Circular” in the Offer and Circular is hereby amended by including the following paragraphs after the first paragraph on page 38 of the Offer and Circular:

“In connection with a Compulsory Acquisition, Alamos will:

(i)	with respect to Shareholders in the United States, (x) register any Alamos Shares to be issued in connection with a Compulsory Acquisition under Section 5 of the U.S. Securities Act pursuant to an amendment to the Registration Statement or (y) rely on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Rule 802 under the U.S. Securities Act (“Rule 802”); and

(ii)	with respect to Shareholders outside the United States, rely on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Regulation S under the U.S. Securities Act (“Regulation S”).

In connection with a Subsequent Acquisition Transaction, Alamos will:

(i)	with respect to Shareholders in the United States, (x) register any Alamos Shares to be issued in connection with a Subsequent Acquisition Transaction under Section 5 of the U.S. Securities Act pursuant to an amendment to the Registration Statement, (y) rely on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Rule 802, if available, or (z) rely on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act if it conducts a Subsequent Acquisition Transaction pursuant to a court-approved plan of arrangement under Section 288 of the BCBCA; and

(ii)	with respect to Shareholders outside the United States, rely on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Regulation S.”

The first sentence of the last paragraph on page 59 is hereby deleted in its entirety and replaced with the following:

“Alamos is offering to purchase Common Shares on the basis of, at the election of each Shareholder, $4.65 in cash for each Common Share or 0.2801 of an Alamos Share for each Common Share, in each case, subject to pro-ration. Shareholders may not elect to receive a mix of cash and Alamos Shares as consideration for their Common Shares. The maximum amount of cash payable by Alamos pursuant to the Offer shall not exceed $305,000,000 and the maximum number of Alamos Shares issuable by Alamos pursuant to the Offer shall not exceed 23,500,000. As described in more detail in Section 1 of the Offer, “The Offer”, the consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Common Shares acquired in proportion to the number of Common Shares to which the Offer relates. Therefore, due to pro-ration and the maximum amount of cash relative to the maximum amount of Alamos Shares available under the Offer on each Take-Up Date, if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the amount of cash that a Shareholder electing the Cash Alternative will receive will be pro-rated. Similarly, if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the number of Alamos Shares that a Shareholder electing the Share Alternative will receive will be pro-rated. The only scenario where a Shareholder electing the Cash Alternative would not have its share of the cash component of the Offer consideration be pro-rated would be if the aggregate cash consideration that would otherwise be payable by Alamos under the Cash Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Cash Consideration. Similarly, the only scenario where a Shareholder electing the Share Alternative would not have its share of the Alamos Shares component of the Offer consideration be pro-rated would be if the aggregate number of Alamos Shares that would otherwise be issuable by Alamos under the Share Alternative on a Take-Up Date does not exceed the Maximum Take-Up Date Share Consideration.”

The section of the Offer and Circular entitled “Glossary” is hereby amended by including the following definitions (in alphabetical order) on pages 68 and 69 of the Offer and Circular:

““Regulation S” has the meaning given to that term in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”;”

““Rule 802” has the meaning given to that term in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”;”

““Tendered Shares” has the meaning given to that term in “Summary Term Sheet”;”

Item 3. Identity and Background of Filing Person.

(a)	See Item 1 above.

Item 4. Terms of the Transaction.

See Item 1 above.

Item 6. Purpose of the Transaction and Plans or Proposals.

See Item 1 above.

Item 11. Additional Information.

See Item 1 above.

Item 12. Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(v)	Press Release dated February 6, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on February 7, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAMOS GOLD INC.

	By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal
Dated: February 7, 2013

INDEX TO EXHIBITS

Exhibit Number

(a)(5)(v)	Press Release dated February 6, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on February 7, 2013).